# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Permianville Royalty Trust, CIK 0001520048
CUSIP: 71425H100
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: 601 TRAVIS STREET, FLOOR 16, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001968579

## Reporting persons
- Warren Street Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,830,000; sole dispositive power 0; shared dispositive power 1,830,000; aggregate amount beneficially owned 1,830,000 (5.5% of the class)
- Warren Street Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,830,000; sole dispositive power 0; shared dispositive power 1,830,000; aggregate amount beneficially owned 1,830,000 (5.5% of the class)
- Warren Street Capital Mgmt., LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,871,928; sole dispositive power 0; shared dispositive power 1,871,928; aggregate amount beneficially owned 1,871,928 (5.7% of the class)
- Aaron Gelband: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 21,378; shared voting power 1,892,328; sole dispositive power 21,378; shared dispositive power 1,892,328; aggregate amount beneficially owned 1,913,706 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Permianville Royalty Trust
Address of issuer's principal executive offices: 601 TRAVIS STREET, FLOOR 16, HOUSTON, TX, 77002

## Item 2. Person Filing
Name of person filing:
This statement is filed by Warren Street Capital Partners, LP, a Delaware limited partnership ("Warren Street Capital LP"), Warren Street Capital GP, LLC, a Delaware limited liability company ("Warren Street Capital GP"), Warren Street Capital Mgmt., LLC, a Delaware limited liability company ("Warren Street Capital Management"), and Aaron Gelband. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Warren Street Capital GP serves as the general partner of Warren Street Capital LP. Warren Street Capital Management serves as the investment manager of Warren Street Capital LP and a certain managed account (the "Warren Street Account"). Mr. Gelband serves as the Managing Member of each of Warren Street Capital GP and Warren Street Capital Management. By virtue of these relationships, Warren Street Capital GP, Warren Street Capital Management and Mr. Gelband may be deemed to beneficially own the Units of Beneficial Interest (the "Units") owned directly by Warren Street Capital LP, and Warren Street Capital Management and Mr. Gelband may also be deemed to beneficially own the Units held in the Warren Street Account. Mr. Gelband may also be deemed to beneficially own the Units held by his wife.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2121 Avenue of the Stars, Los Angeles, California 90067.
Citizenship: Warren Street Capital LP, Warren Street Capital GP and Warren Street Capital Management are organized under the laws of the State of Delaware. Mr. Gelband is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, (i) Warren Street Capital LP directly owns 1,830,000 Units, (ii) 41,928 Units are held in the Warren Street Account, (iii) 20,400 Units are owned directly by Mr. Gelband's wife and (iv) Mr. Gelband directly owns 21,378 Units.

By virtue of their relationships described in Item 2(a) above, (i) Warren Street Capital GP may be deemed to beneficially own the 1,830,000 Units owned directly by Warren Street Capital LP, (ii) Warren Street Capital Management may be deemed to beneficially own the 1,871,928 Units owned in the aggregate by Warren Street Capital LP and held in the Warren Street Account and (iii) Mr. Gelband may be deemed to beneficially own 1,913,706 Units, consisting of the Units he directly owns, those owned by his wife and the Units owned by Warren Street Capital LP and held in the Warren Street Account.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 33,000,000 Units outstanding as of March 23, 2026, which is the total number of Units outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2026.

As of the date hereof, (i) Warren Street Capital LP beneficially owns approximately 5.5% of the outstanding Units, (ii) Warren Street Capital GP may be deemed to beneficially own approximately 5.5% of the outstanding Units, (iii) Warren Street Capital Management may be deemed to beneficially own approximately 5.7% of the outstanding Units and (iv) Mr. Gelband may be deemed to beneficially own approximately 5.8% of the outstanding Units.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Warren Street Capital Partners LP: /s/ Aaron Gelband, Aaron Gelband, Managing Member of Warren Street Capital GP, LLC, its General Partner (05/04/2026)
- Warren Street Capital GP, LLC: /s/ Aaron Gelband, Aaron Gelband, Managing Member (05/04/2026)
- Warren Street Capital Mgmt., LLC: /s/ Aaron Gelband, Aaron Gelband, Managing Member (05/04/2026)
- Aaron Gelband: /s/ Aaron Gelband, Aaron Gelband (05/04/2026)